SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

NOTICE TO SHAREHOLDERS

BRASKEM S.A. ("Braskem" or "Company") hereby informs its shareholders and the market in general of the following in relation to the Company's Extraordinary General Meeting called for May 28, 2026, at 3 p.m. ("EGM").

The EGM was convened in the context of the shareholding transaction subject to the Material Facts disclosed by the Company on April 20 and 23, 2026 ("Transaction") and its main purpose is to reformulate the Bylaws to improve their wording and reflect the provisions of the Company's new Shareholders' Agreement, entered into between Petróleo Brasileiro S.A. – Petrobras and Shine I Fundo de Investimento em Participações Responsabilidade Limitada ("FIP"), and the new governance practices to be implemented as of the consummation of the Transaction, as well as electing the new members of the Board of Directors and replacing certain members of the Fiscal Council.

Considering that the effectiveness of the Transaction is subject to certain conditions, including obtaining judicial authorizations, and that, as of this date, such conditions have not yet been verified, the Company hereby announces the postponement of the EGM, which will be held on June 8, 2026, at 3 p.m., exclusively digitally, to resolve on the agenda described in the Notice of Postponement and Convocation.

As authorized by CVM Resolution No. 81, the voting instructions received through the remote voting ballots previously submitted in relation to the matters on the agenda of the EGM will be considered valid.

Detailed information on the procedures and documentation required to participate in the EGM are described in the Notice of Postponement and Convocation of the EGM and in the Management Proposal released and in the other call documents released on April 28, 2026. These documents, the remote voting ballot and the other documents provided for in CVM Resolution 81 and other information relevant to the exercise of the right to vote at the EGM can be accessed through the websites of CVM (www.cvm.gov.br), the Company (www.braskem.com.br/ri) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, May 26, 2026

FELIPE MONTORO JENS

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.